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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                             VISUAL DATA CORPORATION
                             -----------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    928428200
                                    ---------
                                 (CUSIP Number)

                                JANUARY 31, 2001
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)



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CUSIP NO. 928428200                     13G            PAGE  2    OF  5    PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Frederick A. Deluca
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          US
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,069,200 shares of Common Stock of the Issuer
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   10.6%
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,069,200 Shares of Common Stock
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)

          IN
          ---------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
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CUSIP No. 928428200                                            Page 3 of 5 Pages

                                   ATTACHMENT

ITEM 1(a).  NAME OF ISSUER

            Visual Data Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            1291 SW 29 Avenue, Pompano Beach, Florida 33069

ITEM 2(a).  NAME OF PERSON FILING

            Frederick A. Deluca

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            512 NE 23 Avenue, Fort Lauderdale, Florida 33301

ITEM 2(c).  CITIZENSHIP

            US

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

            Common Stock

ITEM 2(e).  CUSIP NO.

            928428200

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

         (a)      [  ]  Broker or Dealer registered under Section 15 of the Act

         (b)      [  ]  Bank as defined in section 3(a)(6) of the Act

         (c)      [  ]  Insurance Company as defined in Section 3(a)(19) of the
                        Act

         (d)      [  ]  Investment Company registered under Section 8 of the
                        Investment Company Act

         (e)      [  ]  Investment Adviser registered in accordance with Rule
                        13d-1(b)(1)(ii)(e);



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CUSIP No. 928428200                                            Page 4 of 5 Pages

         (f)      [  ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule
                       13d-1(b)(1)(ii)(F)

         (g)      [  ] Parent Holding Company, in accordance with Rule
                       13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      [  ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Investment Act.

         (i)      [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)      [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

If this Statement is filed pursuant to Rule 13d-1(c), check this box [ ].

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 1,069,200 shares of common stock

         (b)      Percent of class: 10.6%

         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,069,200 shares,

                  (ii)     Shared power to vote or to direct the vote: N/A,

                  (iii) Sole power to dispose or to direct the disposition of: 1,069,200 shares,

                  (iv) Shared power to dispose or to direct the disposition of: N/A.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.
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CUSIP No. 928428200                                            Page 5 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATIONS

         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2001

                                            /s/ FREDERICK A. DELUCA
                                            ------------------------------------
                                                Frederick A. Deluca